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                                                                    EXHIBIT 8.1

                             BAKER & BOTTS, L.L.P.
                               2001 Ross Avenue
                              Dallas, Texas 75201

                                                         September 6, 1996

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

  We have acted as counsel to J. C. Penney Company, Inc. ("JCPenney") in connection with the planned merger (the "Merger") of Beta Acquisition Corp. ("Merger Sub"), which is a newly formed, wholly owned subsidiary of JCPenney, into Fay's Incorporated ("Fay's"), pursuant to an Agreement and Plan of Merger dated as of August 5, 1996, and amended as of September 5, 1996 (the "Merger Agreement"). Defined terms used in the Merger Agreement have the same meaning when used herein, unless otherwise defined herein.

  In rendering this opinion, we have examined and are relying upon (without any independent investigation or review thereof) the truth and accuracy at all relevant times of the statements, covenants, and representations contained in
(i) the Merger Agreement (including all disclosure schedules thereto), (ii) the Joint Proxy Statement/Prospectus (which was included in Registration No. 333-10397, as amended, filed by Fay's and JCPenney with the Securities and Exchange Commission (the "Registration Statement")), (iii) certain of the Company SEC Documents (as defined in the Merger Agreement), and (iv) the officers' certificates dated September 6, 1996 which were provided to us by JCPenney and Fay's and which are attached hereto. In addition, we assume that the Merger will be consummated in accordance with the Merger Agreement and as described in the Joint Proxy Statement/Prospectus. Any inaccuracy in any of the aforementioned statements, representations, and assumptions or breach of any of the aforementioned covenants could adversely affect our opinion.

  On the basis of and subject to the foregoing and subject to the limitations set forth below, it is our opinion that, under presently applicable federal income tax law, (i) the Merger will be a reorganization within the meaning of sections 368(a)(1)(A) and (a)(2)(E) of the Code and (ii) Fay's, Merger Sub and JCPenney will each be a party to such reorganization under the meaning of section 368(b) of the Code. As a result, the following U.S. federal income tax consequences will occur:

    (a) No gain or loss will be recognized by Fay's as a result of the merger of Merger Sub into it.

    (b) No gain or loss will be recognized by holders of Fay's Common Stock solely by reason of their receipt in the Merger of JCPenney Common Stock in exchange therefor.

    (c) The tax basis of the shares of JCPenney Common Stock received by a Fay's shareholder in the Merger (including any fractional share not actually received) will be the same as the tax basis of the Fay's Common Stock surrendered in exchange therefor.

    (d) The holding period of the shares of JCPenney Common Stock received by a Fay's shareholder in the Merger will include the holding period of the shares of Fay's Common Stock surrendered in exchange therefor, provided that such shares of Fay's Common Stock are held as capital assets at the Effective Time.
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J. C. Penney Company, Inc.          Page 2
                                                         September 6, 1996

    (e) A cash payment in lieu of a fractional share will be treated as if a fractional share of JCPenney Common Stock had been received in the Merger and then redeemed by JCPenney. Such redemption should qualify as a distribution in full payment in exchange for the fractional share rather than as a distribution of a dividend. Accordingly, a Fay's shareholder receiving cash in lieu of a fractional share will recognize gain or loss upon such payment in an amount equal to the difference, if any, between such shareholder's basis in the fractional share (as described in paragraph
  (c) above) and the amount of cash received. Such gain or loss will be a capital gain or loss if the Fay's Common Stock is held as a capital asset at the Effective Time.

    (f) A cash payment received as a result of an exercise of dissenters' rights of appraisal will give rise to the recognition of taxable gain or loss, as the case may be, equal to the difference between the amount of cash received and the basis of the Fay's Common Stock for which the cash is deemed to be payment. Such gain or loss will be capital gain or loss if the Fay's Common Stock is held as a capital asset at the Effective Time.

  Our opinion is based on our interpretation of the Code, applicable Treasury regulations, judicial authority, and administrative rulings and practice, all as of the date hereof. There can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the conclusions set forth herein. We do not undertake to advise you as to any such future changes or interpretations unless we are specifically retained to do so. Our opinion will not be binding upon the Internal Revenue Service (the "Service"), and the Service will not be precluded from adopting a contrary position.

  No opinion is expressed as to any matter not specifically addressed above, including, without limitation, the tax consequences of the Merger under any foreign, state, or local tax law. Moreover, tax consequences which are different from or in addition to those described herein may apply to Fay's shareholders who are subject to special treatment under the U.S. federal income tax laws, such as persons who acquired their shares in compensatory transactions, and persons who have a contingent right to receive additional Fay's stock as a result of contingency or earn-out provisions in prior acquisitions by Fay's.

  If the Service successfully challenged the status of the Merger as a reorganization, a Fay's shareholder would recognize gain or loss in an amount equal to the difference between the shareholder's basis in his or her shares and the fair market value, as of the Effective Time, of the JCPenney Common Stock received in exchange therefor. In such event, the shareholder's basis in the JCPenney Common Stock so received would be equal to its fair market value as of the Effective Time and the holding period for such stock would begin on the day after the Effective Time.

  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. This opinion is being delivered to you solely for that purpose, and may be relied upon by Fay's as provided in the Registration Statement. It may not be relied upon or used for any other purpose and may not otherwise be distributed or made available to anyone without our prior written consent.

                                          Very truly yours,

                                          /s/ Baker & Botts, L.L.P.

Enclosures